FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                         SCHEDULE 10

        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

See Below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See Below

5) Number of shares/amount of stock acquired

Not Stated

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5p Ordinary Shares

10) Date of transaction

Not Stated

11) Date company informed

06.11.06

12) Total holding following this notification

51,874,264

13) Total percentage holding of issued class following this notification

3.02%

14) Any additional information

-

15) Name of contact and telephone number for queries

MARK JENKINS

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..6 November 2006..

LEGAL ENTITY REPORT

As at 01 November 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 51,874,264 ORD GBP0.005 representing 3.02% of the issued share capital of 1,716,896,631 units.

Legal Entity                                           Holding  Percentage Held

Barclays Global Investors Ltd                       16,378,215            .9539
Barclays Global Investors, N.A.                     11,971,271            .6973
Barclays Global Investors Japan Ltd                    167,583            .0098
Barclays Capital Inc                                 3,444,750            .2006
Barclays Global Investors Australia Ltd                148,176            .0086
Barclays Bank Trust Company Ltd                          5,000            .0003
Barclays Global Investors Japan Trust & Banking      1,974,882            .1150
Barclays Capital Securities Ltd                      8,761,446            .5103
Barclays Life Assurance Co Ltd                       2,331,692            .1358
Barclays Global Investors Canada Ltd                   132,451            .0077
Gerrard Ltd                                            158,279            .0092
Barclays Global Fund Advisors                        6,400,519            .3728
                                Group Holding       51,874,264           3.0213

REGISTERED HOLDERS REPORT

As at 01 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 51,874,264 ORD GBP0.005 representing 3.02%
of the issued share capital of 1,716,896,631 units.

Registered Holder                          Account Designation          Holding
Bank of New York                                                        122,399
Barclays Capital Nominees Ltd                                         7,688,306
Barclays Capital Nominees Ltd                                         2,370,750
Boiss Nominees Ltd                                 4224361            1,647,747
Barclays Capital Securities Ltd                                       1,074,000
Barclays Capital Securities Ltd                                       1,073,140
Barclays Global Investors Canada                                        132,451
Barclays Trust Co & Others                                                5,000
Chase Nominees Ltd                                   16376              886,101
Chase Nominees Ltd                                   28270              602,953
Investors Bank and Trust Co                                          10,906,715
Investors Bank and Trust Co                                           6,400,519
JP Morgan (BGI Custody)                              16331              418,918
JP Morgan (BGI Custody)                              16338              104,510
JP Morgan (BGI Custody)                              16341              975,059
JP Morgan (BGI Custody)                              16342              230,252
JP Morgan (BGI Custody)                              16400           13,708,381
JP Morgan (BGI Custody)                              18408              135,986
JP Morgan Chase Bank                                                    148,176
JP Morgan Chase Bank                                                     55,091
JP Morgan Chase Bank                                                  1,974,882
JP Morgan Chase Bank                                                    122,844
Mellon Tust - US Custodian                                               67,707
Mitsui Asset                                                             31,003
R C Greig Nominees Ltd                                                   62,279
RC Greig Nominees Ltd GP1                                                26,000
RC Greig Nominees Ltd a/c AK1                                            70,000
State Street Boston                                                     819,359
Trust & Custody Services Bank                                            13,736
                                                     Total           51,874,264

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   November 06, 2006